EXHIBIT 8

LIST OF SUBSIDIARIES

Name	Place of Incorporation	Percentage of Ownership
B Communications Ltd.	Israel	78.11%
GoldMind Ltd.	Israel	100%
Internet Gold International Ltd.	Israel	100%

Subsidiaries of B Communications Ltd.
Bezeq The Israel Telecommunications Corp. Ltd. (TASE:BZEQ)	Israel	31.23%
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd.	Israel	100%

Subsidiaries of by GoldMind Ltd.
Nirshamim Lalimudim Ltd.	Israel	100%
Start Net Ltd. (Activity Sold)	Israel	100%
Hype Active Media Ltd. (Activity Sold)	Israel	100%